Mail Stop 3720

December 14, 2006

Mr. Jose Francisco Klujsza
President and CEO
Waterbank of America (USA) Inc.
Espirito Santo Plaza
1395 Brickell Avenue
Suite 1020
Miami, FL 33131

> **Re:** **Waterbank of America (USA) Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 12, 2006**
> **File No. 000-51075**

Dear Mr. Klujsza:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. You currently disclose that there have been no reportable events or disagreements with your former accountant during the fiscal years ended December 31, 2005 and 2004 and for the subsequent periods through September 30, 2006. Please amend your filing to cover your two most recent fiscal years and the interim period from the date of the last audited financial statements through November 30, 2006, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-B.

2.   Please also revise your disclosure regarding reportable events to remove the
        qualifying language "(i)n connection with its audits", and to cover your two most
        recent fiscal years and the interim period from the date of the last audited
        financial statements through November 30, 2006, the date of dismissal.

3.   Please also revise your disclosure regarding consultations with your new
        accountant to cover your two most recent fiscal years and the interim period from
        the date of the last audited financial statements through November 30, 2006, the
        date of engagement.

4.   To the extent that you make changes to the Form 8-K to comply with our
        comments, please obtain and file an updated Exhibit 16 letter from the former
        accountant stating whether the accountant agrees with the statements made in
        your revised Form 8-K.

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        As appropriate, please amend your filing and respond to these comments, via
EDGAR, within five business days or tell us when you will respond. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the United
        States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief